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SEC 1746  Potential  persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                            SONOMAWEST HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   835637 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Gary L. Hess
                                34 LaCresta Drive
                               Petaluma, CA 94952
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835637 109
--------------------------------------------------------------------------------

     1. Names of Reporting Persons. I.R.S. Identification Nos.of above persons (entities only).

              Gary L. Hess
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
              (a)   [ ]

              (b)   [ ]

--------------------------------------------------------------------------------

     3.   SEC Use Only..............................................     [  ]
--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions).............................PF
--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
          to Items 2(d) or 2(e).......................................   [  ]
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization... ......United States of America
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power................................108,117
Beneficially        ------------------------------------------------------------
Owned by Each       8.  Shared Voting Power..................................-0-
Reporting Person    ------------------------------------------------------------
With                9.  Sole Dispositive Power...........................108,117
                    ------------------------------------------------------------
                    10. Shared Dispositive Power.............................-0-
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person....
                                                                ......108,117(1)
--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions).......................................  [  ]
--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)...............9.66%
--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions).........................IN
--------------------------------------------------------------------------------

(1) Includes 93,643 shares owned directly by Mr. Hess and 14,474 shares issuable upon the exercise of stock options.

Item 1.   Security and Issuer

This statement relates to the common stock, no par value (the "Common Stock"), of SonomaWest Holdings, Inc. (the "Company"), whose offices are located at 2064 Highway 116 North, Sebastopol, CA 95472.

Item 2.   Identity and Background

         (a)      Gary L. Hess;

         (b)      34 LaCresta Drive
                  Petaluma, California 94952;

         (c)      Director
                  SonomaWest Holdings, Inc.
                  2064 Highway 116, North
                  Sebastopol, California 95472

         (d)      None;

         (e)      None; and

         (f)      United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

The securities were purchased in the open market with personal funds.

Item 4.   Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5.   Interest in Securities of the Issuer

         (a)      Amount beneficially owned:  108,117
                  Percent of class:  9.66%

         (b)      Number of shares as to which the person has:

                  (i)    Sole power to vote or to direct the vote:  108,117;
                  (ii)   Shared power to vote or to direct the vote:  -0-;
                  (iii)  Sole power to dispose or to direct the disposition of:
                         108,117; and
                  (iv) Shared power to dispose or to direct the disposition of: -0-.

         (c) The following transactions took place within the past sixty days.




                                                  No. of    Price ($)    Where, how transacted
Name              Transaction        Date         Shares
-----------------------------------------------------------------------------------------------------------------

Gary L. Hess      Disposition        10/04/02      15,126                 Disposition pursuant to court
                                                                          approved stipulated judgment in
                                                                          connection with divorce.
------------------------------------------------------------------------------------------------------------------

         (d)      Not applicable.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

While President and Chief Executive Officer of the Company, Mr. Hess was granted options to purchase 89,474 shares of Common Stock with an exercise price of $5.00 per share on May 1, 1996 and an expiration date of May 1, 2006.

On July 17, 2001, the Company entered into a separation agreement in principle, which was thereafter executed, with Mr. Hess replacing Mr. Hess' existing employment agreement. As part of the separation agreement, Mr. Hess was given until January 29, 2002 to decide whether to extend the period in which he was eligible to exercise the stock options previously granted to him. On January 28, 2002, Mr. Hess elected to exercise his option to purchase 80,000 shares of his total outstanding options of 89,474 shares. Mr. Hess elected to extend the termination date on his option to purchase the remaining 9,474 shares, through the last date of the severance period (January 31, 2004). As part of the separation agreement the Company agreed to loan Mr. Hess up to $447,370 to allow Mr. Hess to exercise the aforementioned options. Mr. Hess elected to borrow $400,000 to exercise 80,000 stock options at $5 per share. The note dated January 28, 2002 in the amount of $400,000, bears interest at the Applicable Federal Rate (AFR) for loans of three years or less on the date of the note (the AFR at January 28, 2002 was 2.73%), payable quarterly. The Note is payable in full on August 1, 2004. The Note is full recourse and specifically secured by the stock certificates and evidenced in the form of a loan and security agreement.

On July 31, 2002, Mr. Hess, as a director of the Company, was granted options to purchase 5,000 shares of Common Stock with an exercise price of $7.20 per share and an expiration date of July 30, 2012.


Item 7.   Material to Be Filed as Exhibits

Exhibit 10.1 - Form Notice of Stock Option Grant between SonomaWest Holdings, Inc. and Gary L. Hess, dated May 1, 1996 for 89,474 shares of Common Stock.

Exhibit 10.2 - Form Notice of Stock Option Grant between SonomaWest Holdings, Inc. and Gary L. Hess, dated May 1, 1996 for 9,474 shares of Common Stock (amended to reflect exercise and extension of remaining options).

Exhibit 10.3 - Form SonomaWest Holdings, Inc. 1996 Stock Option Plan - Stock Option Agreement, incorporated by reference from the Company's Registration Statement on Form S-8 filed on August 2, 1999.

Exhibit 10.4 Severance Agreement (with attached form of promissory note and loan and security agreement) dated July 17, 2001 between SonomaWest Holdings, Inc. and Gary L. Hess, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, filed on September 28, 2001.

Exhibit 10.5 Form Notice of Stock Option Grant between SonomaWest Holdings, Inc. and Gary L. Hess, dated July 31, 2002 for 5,000 shares of Common Stock.

Exhibit 10.6 - Form SonomaWest Holdings, Inc. 2002 Stock Incentive Plan - Stock Option Agreement.



                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 4, 2002
-----------------------------
Date


/s/  Gary L. Hess
-----------------------------
Signature


Gary L. Hess
-----------------------------
Name



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)